    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 2002


                                                     REGISTRATION NO. 333-100850
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                AMENDMENT NO. 1
                                       TO
                                   FORM F-10
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                           AGNICO-EAGLE MINES LIMITED
             (Exact name of Registrant as specified in its charter)


           ONTARIO, CANADA                                 1041                                     NOT APPLICABLE
 (Province or other jurisdiction of            (Primary Standard Industrial              (I.R.S. Employer Identification No.,
    incorporation or organization)             Classification Code Number)                          if applicable)

       145 KING STREET EAST, SUITE 500, TORONTO, ONTARIO, CANADA M5C 2Y7,
                                 (416) 947-1212
   (Address and telephone number of Registrant's principal executive offices)

                               DAVID J. LEVENSON
                              TROUTMAN SANDERS LLP
                      1660 INTERNATIONAL DRIVE, SUITE 600
                             MCLEAN, VIRGINIA 22102
                                 (703) 734-4328
                              (703) 734-4340 (FAX)
 (Name, address and telephone number of agent for service in the United States)
                           -------------------------

                                   COPIES TO:

         SEAN BOYD                 BRICE T. VORAN               PHILIPPE TARDIF             PATRICIA OLASKER
Agnico-Eagle Mines Limited       Shearman & Sterling             Lang Michener           Davies Ward Phillips &
   145 King Street East          Commerce Court West        BCE Place, Suite 2500             Vineberg LLP
        Suite 500            199 Bay Street, Suite 4405         181 Bay Street           1 First Canadian Place
 Toronto, Ontario M5C 2Y7     Toronto, Ontario M5L 1E8     Toronto, Ontario M5J 2T7            Suite 4400
      (416) 947-1212               (416) 360-8484               (416) 360-8600          Toronto, Ontario M5X 1B1
   (416) 367-4681 (fax)         (416) 360-2958 (fax)         (416) 304-3761 (fax)            (416) 863-0900
                                                                                          (416) 863-0871 (fax)

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                          PROVINCE OF ONTARIO, CANADA
               (Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. /X/ Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.   / /  At some future date (check appropriate box below).
     1.   / /  Pursuant to Rule 467(b) on (      ) at (  ) (designate a
               time not sooner than seven calendar days after filing).
     2.   / /  Pursuant to Rule 467(b) on (      ) at (  ) (designate a
               time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (  ).
     3.   / /  Pursuant to Rule 467(b) as soon as practicable after
               notification of the Commission by the Registrant or the
               Canadian securities regulatory authority of the review
               jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
     4.   / /  After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus
offering procedures, check the following box.   / /
                             ----------------------

                        CALCULATION OF REGISTRATION FEE


                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES TO BE     AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
              REGISTERED                     REGISTERED            SECURITY               PRICE         REGISTRATION FEE(3)
Units(1)(2).......................           13,800,000            US$13.90          US$191,820,000        US$17,647.44
Common Shares(2)..................           13,800,000               --                   --                   --
Warrants to Purchase Common
 Shares(2)........................            6,900,000               --                   --                   --
Common Shares Underlying
 Warrants(2)......................            6,900,000            US$19.00          US$131,100,000        US$12,061.20



(1) Each Unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to purchase one common share.



(2) Includes shares which the underwriters have the option to purchase from the company to cover over-allotments, if any.



(3) $28,513.10 of such fee was previously paid upon the initial filing of this registration statement. The additional registration fee is $1,195.54.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I
         INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

PROSPECTUS

                          12,000,000 COMMON SHARES AND
                       6,000,000 SHARE PURCHASE WARRANTS


                                     [LOGO]


                           AGNICO-EAGLE MINES LIMITED


                                     UNITS
                               ------------------


    Agnico-Eagle Mines Limited (the "Company") is offering in Canada and the United States a total of 12,000,000 units of the Company (the "Units"), each Unit consisting of one common share of the Company (a "Common Share") and one-half of one share purchase warrant of the Company (a "Warrant"), at a price of $13.90 per Unit.



    Each whole Warrant will entitle the holder to purchase one Common Share for a price of $19.00 at any time on or prior to five years from the date of the closing of this offering. The Warrants will be issued in registered form. The Common Shares and the Warrants comprising the Units will separate immediately upon the closing of this offering. See "Details of the Offering".



    The outstanding Common Shares of the Company are listed on The Toronto Stock Exchange (the "TSX") under the symbol "AGE" and the New York Stock Exchange (the "NYSE") under the symbol "AEM". The TSX has conditionally approved the listing of the Common Shares and Warrants comprising the Units and the Common Shares issuable on exercise of the Warrants. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before January 28, 2003, including, in the case of the Warrants, distribution of the Warrants to a minimum number of public security holders. The NYSE has conditionally approved the listing of the Common Shares comprising part of the Units and the Common Shares issuable on exercise of the Warrants, subject to official notice of issuance. The Company's application to include the Warrants for quotation on the Nasdaq National Market ("Nasdaq") has been conditionally approved. Quotation is subject to fulfilling all of the requirements of Nasdaq, including distribution of Warrants to a minimum number of public security holders. It is anticipated that Warrants will be listed on the TSX under the symbol "AGE.WT.U" and quoted on Nasdaq under the symbol "AEMLW". The closing price of the Common Shares on November 5, 2002 on the TSX was C$19.12 per share and on the NYSE was $12.28 per share.


    INVESTING IN THE COMMON SHARES AND WARRANTS COMPRISING THE UNITS INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

    WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. ALTHOUGH WE CURRENTLY PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, SOME FINANCIAL STATEMENTS INCORPORATED BY REFERENCE HEREIN HAVE, AS INDICATED, BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. AS A RESULT, THESE FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

    OWNING THE COMMON SHARES AND THE WARRANTS MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION UNDER "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" AND "UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS".

    YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN ONTARIO, SOME OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND SUBSTANTIALLY ALL OF OUR ASSETS AND THE ASSETS OF THOSE OFFICERS, DIRECTORS AND EXPERTS ARE LOCATED OUTSIDE OF THE UNITED STATES.
                              --------------------


                                                              PER UNIT            TOTAL
                                                              --------            -----
Public offering price.......................................   $13.90          $166,800,000
Underwriting commission.....................................    $.556            $6,672,000
Proceeds, before expenses, to Agnico-Eagle Mines Limited....  $13.344          $160,128,000


    The public offering price for Units offered in the United States is payable in US dollars and the public offering price for Units offered in Canada is payable in Canadian dollars. The US dollar amount is the equivalent of the Canadian price of the Units being offered hereby.


    The Underwriters may also purchase up to 1,800,000 Units from the Company at the public offering price, less the underwriting commission, within 30 days after the date of this prospectus solely to cover over-allotments, if any.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


    The Units will be ready for delivery on or about November 14, 2002.

                              --------------------

MERRILL LYNCH & CO.                                                TD SECURITIES


SCOTIA CAPITAL (USA) INC.



             YORKTON CAPITAL INC.



                            CIBC WORLD MARKETS



                                         SALOMON SMITH BARNEY



                                                     DUNDEE SECURITIES



                                                              SPROTT SECURITIES

                               ------------------


                The date of this prospectus is November 6, 2002.

                               TABLE OF CONTENTS


                                            PAGE
                                          --------
THE OFFERING............................         3
RISK FACTORS............................         4
FORWARD-LOOKING STATEMENTS..............         9
THE COMPANY.............................         9
RECENT DEVELOPMENTS.....................        11
USE OF PROCEEDS.........................        13
CAPITALIZATION..........................        14
DESCRIPTION OF SHARE CAPITAL............        15
DIVIDEND POLICY.........................        15
CANADIAN FEDERAL INCOME TAX
  CONSIDERATIONS........................        16
UNITED STATES FEDERAL INCOME TAX
  CONSIDERATIONS........................        19
DETAILS OF THE OFFERING.................        22



                                            PAGE
                                          --------
PLAN OF DISTRIBUTION....................        25
RELATIONSHIP BETWEEN ISSUER AND CERTAIN
  UNDERWRITERS..........................        27
LEGAL MATTERS...........................        27
AUDITORS, TRANSFER AGENT AND
  REGISTRAR.............................        27
DOCUMENTS INCORPORATED BY REFERENCE.....        27
AVAILABLE INFORMATION...................        28
ENFORCEABILITY OF CERTAIN CIVIL
  LIABILITIES...........................        29
DOCUMENTS FILED AS PART OF THE
  REGISTRATION STATEMENT................        29


    Only the information contained or incorporated by reference in this prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Units offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at December 31, 2001. It should be assumed that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

    IN THIS PROSPECTUS, UNLESS STATED OTHERWISE, "AGNICO-EAGLE", THE "COMPANY", "WE", "US", AND "OUR" REFER TO AGNICO-EAGLE MINES LIMITED AND ITS CONSOLIDATED SUBSIDIARY.


    The Company publishes its consolidated financial statements in United States dollars ("US dollars"). Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus refer to US dollars and "C$" refers to Canadian dollars. For information purposes, the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on October 30, 2002 was US$1.00 = C$1.5677 and on November 5, 2002 was US$1.00 = C$1.5563.


    To reflect the Company's substantial U.S. shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to United States generally accepted accounting principles ("US GAAP") effective January 1, 2002. For statutory reporting purposes in Canada, the Company continues to prepare and file consolidated financial statements and related management discussion and analysis under Canadian generally accepted accounting principles ("Canadian GAAP"). UNLESS OTHERWISE STATED HEREIN ALL NUMBERS USED HEREIN WERE PREPARED IN ACCORDANCE WITH CANADIAN GAAP.

    The 2001 Ore Reserve Report dated February 25, 2001 relating to the Company's LaRonde Division prepared by Marc Legault, the LaRonde Division's Chief Geologist, contains information concerning drilling methods, sampling methods and approach, sample preparation, analysis and security, quality control procedures, data verification and laboratories used for analysis, which procedures, techniques and laboratories were used by the Company in connection with the scientific and technical information provided in this prospectus. Marc Legault is a qualified person as defined under the Canadian Securities Administrators' National Instrument 43-101 and has supervised the preparation of and verified the information that forms the basis for the scientific and technical data contained in this prospectus.

                                  THE OFFERING

    THE FOLLOWING IS A BRIEF SUMMARY OF SOME OF THE TERMS OF THIS OFFERING. FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE UNITS, SEE "DETAILS OF THE OFFERING".


ISSUER:                                 The Company is an established Canadian gold producer with
                                        mining operations located in northwestern Quebec and
                                        exploration and development activities in Canada and the
                                        southwestern United States (principally Nevada). The
                                        Company's operating history includes almost three decades of continuous gold production, primarily from underground
                                        operations. Since its formation in 1972, the Company has
                                        produced approximately three million ounces of gold. In
                                        2001, the Company produced 234,860 ounces of gold at an
                                        average cash cost of $155 per ounce, net of revenues
                                        received from the sale of zinc, silver and copper
                                        by-products. The Company's principal operating divisions are the LaRonde Division and the Exploration Division. The
                                        LaRonde Division consists of the LaRonde Mine, including the
                                        El Coco Property, which is 100% owned and operated by the
                                        Company. The LaRonde Mine, with its single operating
                                        production shaft, currently accounts for all of the
                                        Company's gold production. The Company, through its
                                        Exploration Division and its 67.4% owned subsidiary, Sudbury
                                        Contact Mines Limited ("Sudbury Contact"), focuses its
                                        exploration activities primarily on the identification of
                                        new gold reserves and development opportunities in proven
                                        producing regions in Canada and the southwestern United
                                        States. In addition, Sudbury Contact engages in exploration for deposits of diamonds in northern Ontario.

DETAILS OF THE OFFERING:                12,000,000 Units (13,800,000 Units if the Underwriters'
                                        over-allotment option is exercised in full), each consisting of one Common Share and one-half of one Warrant.

                                        COMMON SHARES

                                        For a description of the attributes of the Common Shares,
                                        see "Description of Share Capital -- Common Shares".

                                        WARRANTS

                                        Each whole Warrant will entitle the holder to purchase one
                                        Common Share at a price of US$19.00, subject to adjustment in specified events. Warrants will be exercisable at any
                                        time prior to 5:00 p.m. (Toronto time) on the date which is five years from the date of the closing of this offering,
                                        after which the Warrants will expire. Holders of Warrants
                                        may elect to pay the exercise price in the Canadian dollar equivalent of the US dollar exercise price. See "Details of the Offering -- Warrants".

PRICE:                                  C$21.79 per Unit (US$13.90 per Unit).

USE OF PROCEEDS:                        The net proceeds of this offering are estimated to be
                                        C$249.6 million (US$159.2 million based on the Noon Buying
                                        Rate on October 30, 2002), determined after deducting the
                                        underwriting commission and estimated expenses of this
                                        offering payable by the Company and assuming no exercise of the over-allotment option. The net proceeds of this offering will be used to fund future potential acquisitions, capital expenditures and for other general corporate purposes.
                                        Pending such application, the net proceeds of the offering will be temporarily added to cash and short-term deposits
                                        and applied to temporarily reduce amounts outstanding under the Company's revolving bank credit facility. Although the
                                        Company is examining several acquisition opportunities, no contract, arrangement or understanding currently exists
                                        regarding any material acquisition.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON SHARES AND THE WARRANTS COMPRISING THE UNITS INVOLVES CERTAIN RISKS. BEFORE MAKING AN INVESTMENT DECISION, PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND, IN PARTICULAR, SHOULD EVALUATE THE FOLLOWING RISK FACTORS. HOWEVER, THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING THE COMPANY. ADDITIONAL RISKS NOT CURRENTLY KNOWN TO THE COMPANY OR THAT THE COMPANY CURRENTLY DEEMS IMMATERIAL MAY ALSO IMPAIR THE COMPANY'S BUSINESS OPERATIONS.

RECENT LOSSES

    Although the Company reported net earnings for the nine months ended September 30, 2002, it incurred net losses in the three months ended
September 30, 2002 and in each of the last five years. The Company's profitability depends on the price of gold, gold production, cash operating costs, the prices and production levels of by-product zinc, silver and copper and other factors discussed in this section of the prospectus. Substantially all of these factors are beyond the Company's control and there can be no assurance that the Company will sustain profitability in the near future.

METAL PRICE VOLATILITY

    The Company's earnings are directly related to the price of gold as revenues are derived primarily from gold mining. The Company's general policy is not to sell forward its future gold production. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's production costs and remains at such a level for any sustained period, the Company will experience losses and may curtail or suspend some or all of its exploration, development and mining activities. The prices received for the Company's by-products (zinc, silver and copper) affect the Company's ability to meet its targets for cost per ounce of gold produced. By-product prices fluctuate widely and are affected by numerous factors beyond the Company's control.

    The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.


                                                               2002
                                                         (TO NOVEMBER 5)      2001       2000       1999       1998       1997
                                                         ----------------   --------   --------   --------   --------   --------
High price ($ per ounce)...............................         330           293        313        326        313        367
Low price ($ per ounce)................................         277           256        264        253        273        283
Average price received ($ per ounce)...................         308           273        278        274        296        336



    On November 5, 2002, the London P.M. Fix was $319 per ounce of gold.


    Based on 2002 production estimates, the approximate sensitivities of the Company's after-tax earnings and cash flows to a 10% change in metal prices from 2001 market average prices are as follows:

                                                              EARNINGS PER SHARE   CASH FLOW PER SHARE
                                                              ------------------   -------------------
Gold........................................................         $0.07                $0.12
Zinc........................................................         $0.02                $0.03
Silver......................................................         $0.01                $0.02

    Sensitivities of the Company's after-tax earnings and cash flows to changes in metal prices will increase with increased production.

DEPENDENCE ON THE LARONDE DIVISION

    The Company's mining and milling operations at the LaRonde Division account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Division could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, the Company's principal development program is the expansion of the LaRonde Division. This program involves the exploration and extraction of ore from new zones and may present new or different challenges for the Company. There can be no assurance that the Company's current exploration and development programs at the LaRonde Division will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

COST OF EXPLORATION AND DEVELOPMENT PROGRAMS

    The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

TOTAL CASH COSTS OF GOLD PRODUCTION AT THE LARONDE MINE

    The Company's total cash operating costs to produce an ounce of gold are dependent on a number of factors, including primarily the prices and production levels of by-product zinc, silver and copper, the revenue from which is offset against the cost of gold production, the US dollar/Canadian dollar exchange rate and the net profit royalty on metal production from the adjacent El Coco Property, which is affected by all of these factors and the gold price. As these factors are beyond the Company's control, there can be no assurance that the Company will continue to maintain its status as a low cash cost gold producer.

RESTRICTIONS IN THE BANK CREDIT FACILITY

    The Company's $125 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of the Common Shares, make investments or loans, transfer the Company's assets and make expenditures relating to the LaRonde Mine or the El Coco Property, except as set forth in a mine development plan delivered pursuant to the credit facility and the ability of its subsidiaries to make expenditures in excess of $5 million in any fiscal year in excess of those set forth in the mine development plan. Further, the bank credit facility requires the Company to maintain specified financial ratios and satisfy financial condition tests. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. If an event of default under the bank credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine and the El Coco Property. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

COMPETITION AND SCARCITY OF MINERAL LANDS

    Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

RISKS OF ACQUISITIONS

    The Company has recently begun to focus on evaluating opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to increased risk of leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is not currently permitted under the terms of its revolving credit facility to raise additional debt financing without the consent of a majority of the lenders. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

UNCERTAINTY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

    The figures for proven and probable mineral reserves and mineral resource presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resource. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $300 per ounce gold price. While gold prices have generally been above $300 per ounce to date in 2002, for the previous four years the market price of gold has been, on average, below $300 per ounce. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. If a gold price of $275 per ounce were assumed, the mineral reserve and mineral resource position would decline by less than 2%. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades may impair the profitability of a mine in any particular accounting period.

    Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

MINING RISKS AND INSURANCE

    The business of gold mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities which exceed policy limits. In such case, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

LAWS AND REGULATIONS

    The Company's mining operations and exploration activities are subject to extensive Canadian federal and provincial, United States federal and state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

    In July 2002, the Company paid a C$5,046 fine in respect of a notice of infraction issued by the Quebec Ministry of the Environment under the LOI SUR LA QUALITE DE L'ENVIRONNEMENT with respect to a toxic effluent at the LaRonde Division. The Company has taken measures to prevent the discharge of toxic effluent, including the installation of on-site water treatment systems, the last of which is expected to be completed in 2003. In the meantime, the Company is storing the effluent on site for future treatment. Although the costs of treatment have not yet been finally determined, the Company believes that such costs will not have a material effect on the Company's results of operations.

    Under mine closure plans originally submitted to the Minister of Natural Resources in Quebec in 1996, the estimated current reclamation costs for the LaRonde Division and Joutel are approximately $15 million and $0.5 million, respectively. These reclamation plans are subject to approval by the Minister of Natural Resources and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with attendant higher costs. In addition, the Minister of Natural Resources may require that the Company provide financial assurances to support such plans. At December 31, 2001, the Company had a total reclamation provision of $2.1 million, with $0.9 million allocated for the LaRonde Division and $1.0 million allocated for Joutel. Based on the current estimated reclamation costs for the LaRonde Division, the Company records its annual reclamation provision for the LaRonde Division at approximately $5 per ounce of gold produced.

CURRENCY FLUCTUATIONS

    The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 1997 to September 30, 2002, the Noon Buying Rate fluctuated from a high of C$1.6128 to a low of C$1.3357. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2002 after-tax operating results, a 10% change in the average annual US dollar/Canadian dollar exchange rate would affect net income and operating cash flow by approximately $0.06 per share and $0.10 per share, respectively. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Company's foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

INTEREST RATE FLUCTUATIONS

    Fluctuations in interest rates can affect the Company's results of operations and cash flows. The Company's convertible debentures due 2012 are at a fixed rate of interest; however both its bank debt and cash balances are subject to variable interest rates.

COMMON SHARE AND WARRANT PRICE VOLATILITY

    The trading price of the Common Shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of the Warrants may also fluctuate significantly, which may result in losses to investors. The trading price of the Common Shares and Warrants may increase or decrease in response to a number of events and factors, including:

    - current events affecting the economic situation in Canada and the United States;

    - trends in the mining industry and the markets in which the Company operates;

    - changes in the market price of the commodities the Company sells;

    - changes in financial estimates and recommendations by securities analysts;

    - acquisitions and financings;

    - quarterly variations in operating results;

    - the operating and share price performance of other companies that investors may deem comparable; and

    - purchases or sales of blocks of the Common Shares or Warrants.

    Part of this volatility, however, is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Common Shares and the Warrants regardless of the Company's operating performance.

NO PUBLIC MARKET FOR THE WARRANTS


    Prior to this Offering, there was no public market for the Warrants. The TSX has conditionally approved the listing of the Warrants and Nasdaq has conditionally approved the Company's application to include the Warrants for quotation. Listing on the TSX and quotation on Nasdaq, however, is subject to the Company fulfilling all of the requirements of the TSX and Nasdaq, respectively, including, with respect to both exchanges, distribution of the Warrants to a minimum number of public holders. Moreover, there cannot be any assurance as to the liquidity of the public market for the Warrants or that an active public market for the Warrants will develop. If an active public market does not develop, the market price and liquidity of the Warrants may be adversely affected.

                           FORWARD-LOOKING STATEMENTS

    Certain statements contained in this prospectus and in certain documents incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in such documents, the words "anticipate", "believe", "estimate", and "expect" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances, or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

                                  THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

    The Company is an established Canadian gold producer with mining operations located in northwestern Quebec and exploration and development activities in Canada and the southwestern United States (principally Nevada). The Company's operating history includes almost three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced approximately three million ounces of gold. In 2001, the Company produced 234,860 ounces of gold at an average cash cost of $155 per ounce, net of revenues received from the sale of zinc, silver and copper by-products. The Company believes that it is one of the low cash cost producers in the North American gold mining industry. The Company has traditionally sold all of its gold production at the spot price due to its general policy not to sell forward its future gold production. However, the Company has purchased put options that will allow it to set a floor price of $260 per ounce on approximately 45% of its gold production over the period from 2004 to 2007 inclusive.

    The Company's principal operating divisions are the LaRonde Division and the Exploration Division. The LaRonde Division consists of the LaRonde Mine, including the El Coco Property, which is 100% owned and operated by the Company. The El Coco Property was acquired from Barrick Gold Corporation in 1999 and is subject to a 50% net profits interest on production from current mineral reserves on this property, which are expected to be depleted by the end of 2003. The LaRonde Mine, with its single operating production shaft (the "Penna Shaft"), currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Division has produced over
1.9 million ounces of gold. The Penna Shaft at the LaRonde Mine extends to a depth of 7,380 feet, which the Company believes makes it the deepest single-lift shaft in the Western Hemisphere. Production was expanded at the LaRonde Mine to 5,000 tons of ore treated per day in October 2000 and to 7,000 tons of ore treated per day in October 2002. Operating at 7,000 tons per day, the Company contemplates an increase in gold production from 234,860 ounces of gold in 2001, to approximately 285,000 ounces in 2002, 370,000 ounces in 2003 and 400,000 ounces in 2004.

    An extensive surface and underground exploratory drilling program to delineate additional reserves at the LaRonde Mine has been underway since 1990. The program successfully outlined several ore zones and a large mineral resource to the east of the site of what was, at the time, the main production shaft. As of December 31, 2001, the LaRonde Division had established proven and probable mineral reserves of approximately 3.3 million ounces of contained gold with a total mineral reserve and mineral resource base of 8.5 million ounces of gold.

    The Company's current strategy is to pursue opportunities for growth in gold production and gold reserves through the acquisition of advanced exploration properties, development properties, producing properties or other mining businesses and through continued exploration, development and expansion of the LaRonde Mine. Aggregate expenditures on the development and expansion of the LaRonde Mine incurred in the last four fiscal years were $215 million, of which $36.3 million was spent in 2001. Expenditures for the nine months ending September 30, 2002 on this property were $45.1 million and planned expenditures for the remaining three months of the year are estimated to be $9.8 million. These expenditures will be financed out of funds from the

Company's $125 million revolving bank credit facility and operating cash flows. Depending on the success of the exploration programs at this and other properties, the Company may be required to make additional capital expenditures for exploration, development and preproduction. In addition, the Company continuously evaluates opportunities to make acquisitions, although it currently has no contract, arrangement or understanding with respect to any material acquisition.

    The Company, through its Exploration Division and its subsidiary company, Sudbury Contact, focuses its exploration activities primarily on the identification of new gold reserves and development opportunities in proven producing regions in Canada and the southwestern United States. In addition, Sudbury Contact engages in exploration for deposits of diamonds in northern Ontario. The Company currently manages exploration on 71 properties in central and eastern Canada.

    The Company's only significant subsidiary is Sudbury Contact, a public company listed on the TSX. The Company has an approximate 67.4% interest in Sudbury Contact. Sudbury Contact is a corporation incorporated under the laws of the Province of Ontario.

    The Company's executive and registered office is located at Suite 500, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number
(416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this prospectus.

KEY OPERATING STRENGTHS

    The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

    FOCUSED BUSINESS STRATEGY. The Company and its predecessors have over three decades of experience and expertise in metals mining, including nearly three decades of continuous gold production. The Company's operations are located in areas that are supportive of the mining industry in Canada and the southwestern United States. These operations are concentrated in areas among North America's principal gold-producing regions.

    LOW-COST, EFFICIENT PRODUCER. The Company believes that it is one of the low cash cost producers in the North American gold mining industry. The Company has been able to improve this position through its dedication to cost-efficient mining operations, the strength of its by-product revenue and the economies of scale afforded by its large single shaft mine. In addition, the Company believes its highly motivated work force contributes significantly to its low-cost position and continued operational improvements.

    SOUND OPERATING BASE. The Company's existing operations at the LaRonde Division provide a sound economic base for additional reserve and production development at the property. Since 1990, an extensive surface and underground exploration program has identified several ore zones at depths ranging from 300 feet to approximately 10,000 feet below surface, at which point mineralization remains open at depth and to the west. Production from these ore zones began in 1999 and the Penna Shaft was completed in March 2000. The Company successfully expanded production at the LaRonde Mine to 5,000 tons of ore treated per day in October 2000 and to 7,000 tons of ore treated per day in October 2002. See "Recent Developments".

    STRONG MANAGEMENT TEAM. The Company's senior management team has an average of 20 years of operating and exploration experience in the mining industry. Management's significant experience has been instrumental in the Company's historical growth and provides a solid base on which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Division is expected to benefit the Company's current expansion program in the region.

GROWTH STRATEGY

    OPTIMIZE AND FURTHER EXPAND OPERATIONS. The Company's strategy is to increase annual gold production and gold reserves through the continued exploration, development and expansion of the LaRonde Mine. The expansion of production at the LaRonde Mine from 5,000 to 7,000 tons of ore treated per day was completed in October 2002. Under the 7,000 tons-per-day mine plan, the Company's objective is to increase gold production at the LaRonde Division to approximately 400,000 ounces per year by 2004 and to continue to lower its costs to produce an ounce of gold. Capital expenditures at the LaRonde Division in 2001 were $36.3 million and are expected to be approximately $55 million in 2002 and $17 million in 2003 to complete development of the ore zones accessible from the Penna Shaft required to sustain production at the rate of 7,000 tons of ore treated per day and to construct a crushing plant and a load out plant at lower levels, scheduled to be completed by July 2003.

    GROWTH THROUGH ACQUISITIONS. The Company has traditionally sought to achieve growth by acquiring advanced exploration properties, development properties and producing properties and by investing in early-stage exploration companies. More recently, the Company has begun to focus on achieving growth through the acquisition of shares or assets of other mining businesses. The Company is currently examining several such acquisition opportunities.

    EXPAND GOLD RESERVES. The Company is conducting an aggressive drilling program at the LaRonde Division to further increase its mineral reserve base and transfer mineral resources to the mineral reserve category. In the three years ended December 31, 2001, the Company has transferred over 17 million tons of mineral resources to proven and probable mineral reserves, net of production replacements. In that same period, the Company's exploration activities have added 2.0 million ounces to proven and probable gold reserves net of production replacement of 0.4 million ounces of gold mined. As a result, the LaRonde Division's current global proven and probable mineral reserve and mineral resource base is estimated to contain 8.5 million ounces of gold, 3.2 billion pounds of zinc, 106 million ounces of silver and 612 million pounds of copper of which 3.3 million ounces of gold, 2.9 billion pounds of zinc, 83 million ounces of silver and 260 million pounds of copper are proven and probable mineral reserve. The new underground workings at the Penna Shaft will provide a base from which the Company can conduct its aggressive drilling program of 550,000 feet over the period from 2002 to 2005, inclusive.

    EXPAND GEOGRAPHIC BASE. The Company's assets are primarily located in the provinces of Quebec and Ontario. The Company's strategy is to seek to expand the geographic base of its properties through acquisition of additional properties or mining businesses within and outside Canada. The Company continuously considers such acquisition opportunities.

    LEVERAGE MINING EXPERTISE. The Company believes it can benefit not only from the existing infrastructure at its mines, but also from geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its operating and mine development expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Division to each of its existing and future properties.

                              RECENT DEVELOPMENTS

RESULTS OF OPERATIONS FOR THE THIRD QUARTER AND OUTLOOK

    As disclosed in the Company's management's discussion and analysis of financial conditions and the results of operations for the nine months ended September 30, 2002, gold production and revenue for the nine month period were lower than anticipated due to the impact of delays in development in Zone 20 North at depth caused by delays in ventilation installation. As a result of these delays, mining activity was concentrated in the zinc-silver rich zones in the upper part of Zone 20 North. This re-sequencing of production is expected to push into future years gold production initially scheduled for 2002. Production was also affected by an electrical failure of the semi-autogenous (SAG) mill drive which resulted in 11 days of lost production in July 2002. The mill drive has since been replaced. Cash costs per ounce of gold for the nine months ended September 30, 2002 were also higher than anticipated due to lower than projected gold production, a higher El Coco royalty resulting from increased gold price and a weaker than budget zinc price, partially offset by a weaker than anticipated Canadian dollar. In 2003, further cost improvements are anticipated as ore grades increase and production improves at the LaRonde Mine when mining is expected to begin on the higher grade zones and the first full year of production at 7,000 tons of ore treated per day is realized. Gold production for the full year 2002 is now expected to be approximately 285,000 ounces at a cash cost of approximately $130 per ounce and a total cash cost, including royalties payable in respect of production from the El Coco Property, of approximately $165 per ounce. The Company's ability to meet these production and cost targets is subject to the uncertainties associated with mining and processing operations, as well as the effects of gold prices, by-product credits (for zinc, silver and copper), treatment and refining charges and the US dollar/Canadian dollar exchange rate.

    Capital expenditures for 2002 are estimated to be approximately
$55 million. These estimated capital expenditures for the year are approximately $9 million in excess of the budget for the year. The increase was attributable to a decline in labour productivity resulting from high underground temperatures caused by the delays in ventilation installation.


SHELF PROSPECTUS



    On October 31, 2002, the Company filed a preliminary short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada and a registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC"), each relating to the offering by the Company from time to time during the next 25 months of up to $500 million of debt securities, Common Shares or warrants to purchase debt securities or Common Shares. This registration statement is not currently effective. It is a condition of closing of this offering that a shelf registration statement be declared effective by the SEC and that the Company have filed with the SEC a prospectus supplement registering the offering of Common Shares issuable from time to time on the exercise of the Warrants.


LARONDE MINE EXPANSION

    The expansion of the LaRonde Mine from 5,000 to 7,000 tons of ore per day was completed in October 2002 and the construction of a crushing plant and a load out plant at lower levels is scheduled to be completed by July 2003. Underground, the first production stope on Level 194 was blasted during June 2002. Extraction was delayed while an ore pass between Level 194 and 215 was completed which was slowed due to the delay in installing ventilation to that depth.

    The expansion of the mill is now substantially complete. The mill was shut down for five days in early October 2002 to complete commissioning. Further work remains to be done during the fourth quarter to upgrade the refinery heating and ventilation systems. The mill is expected to average 7,000 tons of ore treated per day during the fourth quarter.

DEEP DEVELOPMENT PROJECT

    The Company has set up a team to study a deep development project at LaRonde to access the Company's mineral resource base of 5.2 million ounces, located outside of the Penna Shaft infrastructure. The initial phase is to study the technical issues associated with deep mining, including ventilation and cooling at depth, hoisting constraints and capacity at depth and excavation stability. A detailed feasibility study has been initiated and the results of this study are expected to be available in the first half of 2003.

PROPOSED ACCOUNTING CHANGE

    Effective January 1, 2003, the Company will adopt Statement of Financial Accounting Standards No. 143 relating to asset retirement obligations. The Company is currently evaluating the impact of adopting this standard. Although the change may negatively affect earnings in the first quarter of 2003, on an annual basis its impact is expected to be immaterial.

                                USE OF PROCEEDS


    The estimated net proceeds to the Company of this offering will be approximately C$249.6 million ($159.2 million, based on the Noon Buying Rate on October 30, 2002) (determined after deducting the underwriting commission and the estimated expenses of this offering payable by the Company and assuming no exercise of the underwriters over-allotment option). The net proceeds of this offering will be used to fund future potential acquisitions, capital expenditures and for other general corporate purposes. Pending such application, the net proceeds of the offering will be temporarily added to cash and short-term deposits and applied to temporarily reduce amounts outstanding under the Company's revolving bank credit facility. Although the Company is examining several acquisition opportunities, no contract, arrangement or understanding currently exists regarding any material acquisition.

                                 CAPITALIZATION


    The following table sets forth the consolidated cash and short-term deposits and capitalization of the Company as at September 30, 2002 both actual and as adjusted to reflect the issuance of the Units offered hereby (based on the US dollar offering price of $13.90 per Unit, net of estimated offering expenses and assuming no exercise of the over-allotment option). This table should be read in conjunction with the audited consolidated financial statements of the Company for the period ended December 31, 2001 (the "Annual Financial Statements"), the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2002 (the "Third Quarter Financial Statements"), management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2001 and management's discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2002 incorporated by reference into this prospectus.



                                                            CANADIAN GAAP                US GAAP
                                                          SEPTEMBER 30, 2002       SEPTEMBER 30, 2002
                                                        ----------------------   -----------------------
                                                         ACTUAL    AS ADJUSTED    ACTUAL     AS ADJUSTED
                                                        --------   -----------   ---------   -----------
                                                                   (unaudited, in thousands)
Cash and short-term deposits(1).......................  $ 17,699     $146,934    $  17,699    $ 146,934
                                                        ========     ========    =========    =========
Long-term debt:
  Bank Credit Facility(1)(2)..........................  $ 30,000     $ --        $  30,000    $  --
  Convertible debentures due 2012(3)..................     --          --          143,750      143,750
                                                        --------     --------    ---------    ---------
  Total debt(3).......................................    30,000       --          173,750      143,750
                                                        --------     --------    ---------    ---------

Shareholders' equity:
  Common shares: authorized -- unlimited; issued and
    outstanding -- actual -- 69,722,269; as
    adjusted -- 81,722,269(4)(5)......................   263,871      416,991      423,639      569,194
  Warrants(6).........................................     --          13,680       --           13,680
  Convertible debentures due 2012(3)..................    90,590       90,590       --           --
  Other paid-in capital(3)............................    55,028       55,028       --           --
  Contributed surplus.................................     5,566        5,566        7,181        7,181
  Deficit(3)(5).......................................   (53,681)     (61,246)    (194,013)    (194,013)
  Accumulated other comprehensive loss................     --          --          (18,307)     (18,307)
                                                        --------     --------    ---------    ---------
  Total shareholders' equity..........................   361,374      520,609      218,500      377,735
                                                        --------     --------    ---------    ---------
Total capitalization..................................  $409,073     $667,543    $ 409,949    $ 668,419
                                                        ========     ========    =========    =========


------------

Notes:

(1) The estimated net proceeds from the sale of Units will be used to fund future potential acquisitions, capital expenditures and for other general corporate purposes. Pending such application, the net proceeds of the offering will be temporarily added to cash and short-term deposits and applied to temporarily reduce amounts outstanding under the Company's revolving bank credit facility. See "Use of Proceeds".


(2) In 2001, the Company entered into a $125 million credit agreement with a group of financial institutions. See Note 4(b) to the Annual Financial Statements. As at November 5, 2002, the Company had drawn $30 million under such credit facility.


(3) On February 15, 2002 the Company issued $143.75 million aggregate principal amount of 4.50% convertible debentures due 2012 (the "Convertible Debentures") for net proceeds of approximately $138.5 million. Under Canadian GAAP, the fair value of the holder's conversion option of the Convertible Debentures is included in Other paid-in capital. The remaining portion of the Convertible Debentures is included in Shareholder's equity and distributions under the Convertible Debentures are charged to Deficit. Under US GAAP, the Convertible Debentures are classified as Long-term debt and distributions are included as Interest expense.


(4) Does not include 2,862,200 Common Shares issuable at September 30, 2002 under stock options for directors, officers and employees of the Company and under options granted for services at September 30, 2002, 6,000,000 Common Shares issuable on the exercise of the Warrants or approximately 10,267,900 Common Shares issuable on the conversion of the Convertible Debentures. See "Description of Share Capital -- Convertible Debentures".



(5) The Deficit under Canadian GAAP as at September 30, 2002 is increased by $7.565 million under the "As Adjusted" column which amount represents the estimated costs of issuing the Common Shares, including the underwriting commission. Under US GAAP the estimated costs of issuing the Common Shares are recorded as a reduction of proceeds received from the issuance of the Common Shares.



(6) The Corporation will issue 6,000,000 Warrants pursuant to this offering (6,900,000 if the over-allotment option is exercised in full).

                          DESCRIPTION OF SHARE CAPITAL

COMMON SHARES


    The authorized capital of the Company consists of an unlimited number of common shares, of which 69,746,169 were issued and outstanding as of November 5, 2002. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights.


CONVERTIBLE DEBENTURES

    On February 15, 2002, the Company issued $143.75 million principal amount of convertible debentures due February 15, 2012 (the "Convertible Debentures") for net proceeds of approximately $138.5 million. The Convertible Debentures are convertible into common shares of the Company at an initial conversion rate of
71.429 common shares per $1,000 principal amount of Convertible Debentures, subject to adjustment in certain circumstances, and bear interest at the rate of 4.50% per annum. The Convertible Debentures are redeemable by the Company, in whole or in part, at any time on or after February 15, 2006. Based on the initial conversion rate, if all of the holders of the Convertible Debentures exercise their respective conversion rights, the Company would be required to issue approximately 10,267,900 common shares.

SHAREHOLDER RIGHTS PLAN

    On April 22, 1999, the Board of Directors of the Company adopted a shareholder rights plan (the "Plan") to replace the original shareholder rights plan dated May 10, 1989, to take effect at the close of business on May 10, 1999 (the "Record Date"), subject to shareholder approval, confirmation and ratification, which was received on June 25, 1999. The rights issued under the Plan will expire (the "Expiration Time") at the close of the Company's annual meeting in 2009, unless earlier redeemed or exchanged by the Company and subject to shareholder re-ratification of the Plan by the shareholders at the Company's annual meeting to be held in 2005.

    Pursuant to the Plan, the Board declared a distribution of one right (a "Right") for each outstanding common share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each common share (including the Common Shares offered hereby) issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the common shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the earlier of the first public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Plan, or when a Permitted Bid (described below) or competing Permitted Bid ceases to qualify as such.

    In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 75 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

                                DIVIDEND POLICY

    The Company continued its policy of annual dividends with the declaration of a $0.02 per share dividend in 2001, unchanged from 2000 and 1999 levels. This represents 22 years of uninterrupted cash dividend payments by the Company. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Company's Board of Directors and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains covenants which restrict the Company's ability to pay or declare dividends.

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                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the principal tax considerations under the INCOME TAX ACT (Canada) (the "Canadian Tax Act") generally applicable to a purchaser of Units comprised of Common Shares and Warrants acquired pursuant to this prospectus.

    This summary is based on the current provisions of the Canadian Tax Act and its regulations, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this prospectus (the "Tax Proposals"), and on the published administrative practices of the Canada Customs and Revenue Agency ("CCRA"). This summary does not address all of the tax considerations that may be relevant to any particular holder and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CCRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial or territorial income tax legislation vary among provinces and territories in Canada and may differ from federal income tax legislation.

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR PURCHASER OF UNITS. ACCORDINGLY, PROSPECTIVE PURCHASERS OF UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDERS OF PURCHASING, HOLDING OR DISPOSING OF COMMON SHARES AND WARRANTS.


    Purchasers of Units and the Company must allocate the purchase price of each Unit on a reasonable basis between the Common Shares and the one-half of a Warrant to determine the cost of each for the purposes of the Canadian Tax Act. For its purposes, the Company intends to allocate C$20.00 to each Common Share and C$1.79 to each one-half of a Warrant. Although the Company believes this allocation to be reasonable, it will not be binding on the CCRA.


    All amounts relevant in computing a holder's liability under the Canadian Tax Act must be computed in Canadian dollars.

RESIDENTS OF CANADA

    The following is a summary of the principal considerations under the Canadian Tax Act generally applicable to a purchaser of Units comprised of Common Shares and Warrants acquired pursuant to this prospectus who:

    - is a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

    - holds Common Shares and Warrants as capital property; and

    - deals at arm's length and is not affiliated with the Company or a subsequent purchaser of such Common Shares and Warrants.

For purposes of this discussion, such a person is referred to as a "Canadian Holder". Canadian Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election under subsection 39(4) of the Canadian Tax Act to have their Common Shares and every "Canadian security" (as defined in the Canadian Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

    The Canadian Tax Act contains provisions relating to securities held by certain financial institutions, commonly referred to as the mark-to-market rules. This summary does not take into account these mark-to-market rules. Canadian Holders that are financial institutions for purposes of these rules should consult their own tax advisors.

    EXERCISE OF WARRANTS


    No gain or loss will be realized by a Canadian Holder on the exercise of a Warrant (except if cash is received in lieu of the issuance of fractional Common Shares).


    The cost to the Canadian Holder of each Common Share acquired on the exercise of a Warrant will be the aggregate of the Canadian Holder's adjusted cost base of the Warrant immediately before the exercise thereof

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and the amount paid to acquire the Common Share on the exercise of the Warrant.
The cost to the Canadian Holder of each Common Share acquired on the exercise of a Warrant must then be averaged with the adjusted cost base of all other Common Shares then held by the Canadian Holder as capital property for purposes of subsequently computing the adjusted cost base of each Common Share of the Canadian Holder.

    DISPOSITION OF WARRANTS

    A Canadian Holder who disposes of or is deemed to dispose of a Warrant, including on redemption or expiry of a Warrant (but otherwise than by exercise of the Warrant), generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Warrant to the Canadian Holder. A Canadian Holder whose unexercised Warrant expires generally will realize a capital loss equal to the adjusted cost base to the Canadian Holder of the Warrant at the time of expiry.

    DIVIDENDS ON COMMON SHARES

    Dividends received or deemed to be received by a Canadian Holder on Common Shares will be included in computing the Canadian Holder's income for purposes of the Canadian Tax Act. The gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations will apply to dividends received by an individual. Such dividends received by a corporation will normally be deductible in computing its taxable income.

    A corporation which is a private corporation or a subject corporation for purposes of the Canadian Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation's income. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

    DISPOSITION OF COMMON SHARES

    On a disposition or a deemed disposition (other than to the Company) of a Common Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Canadian Holder. The cost to a Canadian Holder of a Common Share acquired pursuant to this prospectus will be averaged with the adjusted cost base of any other of the Company's common shares owned as capital property by the Canadian Holder for purposes of determining the adjusted cost base of each such share to the Canadian Holder.

    TREATMENT OF CAPITAL GAINS AND CAPITAL LOSSES

    A Canadian Holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Canadian Tax Act. A capital gain realized by a Canadian Holder who is an individual may give rise to alternative minimum tax.

    The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

    If a Canadian Holder is a Canadian-controlled private corporation for purposes of the Canadian Tax Act, the Canadian Holder may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

NON-RESIDENTS OF CANADA

    The following is a summary of the principal considerations under the Canadian Tax Act generally applicable to a purchaser of Units comprised of Common Shares and Warrants acquired pursuant to this prospectus who:

    - is not a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

    - holds Common Shares and Warrants as capital property;

    - deals at arm's length and is not affiliated with the Company;

    - does not use or hold Common Shares or Warrants in carrying on a business in Canada; and

    - is not a non-resident insurer for purposes of the Canadian Tax Act.

    For purposes of this discussion such a person is referred to as a "Non-Canadian Holder".

    EXERCISE OF WARRANTS


    No gain or loss will be realized by a Non-Canadian Holder on the exercise of a Warrant (except if cash is received in lieu of the issuance of fractional Common Shares).


    DIVIDENDS ON COMMON SHARES

    Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder on Common Shares will be subject to withholding tax under the Canadian Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. Under the CANADA-UNITED STATES INCOME TAX CONVENTION (1980), the applicable rate of dividend withholding tax is generally reduced to 15%.

    DISPOSITION OF COMMON SHARES OR WARRANTS

    A Non-Canadian Holder of Common Shares or Warrants which are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the disposition of such Common Shares or Warrants. Generally, Common Shares and Warrants will not be taxable Canadian property to a Non-Canadian Holder at a particular time if:

    - the Common Shares are listed on a prescribed stock exchange, including the TSX and the NYSE, at that time; and

    - during the 60-month period immediately preceding the disposition of the Common Shares or Warrants, as the case may be, the Non-Canadian Holder, persons with whom the Non-Canadian Holder did not deal at arm's length, or the Non-Canadian Holder together with such persons, did not own or have an interest in or an option in respect of 25% or more of the Company's issued shares of any class or series. For the purpose of the foregoing determination, the CCRA will treat Warrants held by the Non-Canadian Holder and non-arm's length persons as having been exercised.

If Common Shares or Warrants are taxable Canadian property to a Non-Canadian Holder, a capital gain realized on a disposition thereof by the Non-Canadian Holder will be subject to tax under the Canadian Tax Act in the manner described above under the heading "-- Residents of Canada -- Treatment of Capital Gains and Capital Losses", unless the capital gain is exempt from tax under the Canadian Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Non-Canadian Holders whose Common Shares or Warrants are taxable Canadian property should consult their own tax advisors.

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                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the material U.S. federal income tax considerations to a U.S. Holder (as defined below) regarding the acquisition, ownership and disposition of Common Shares, Warrants and any Common Shares received in connection with the exercise of the Warrants. This summary applies only to U.S. Holders who acquire Common Shares or Warrants in the initial offering, hold such Common Shares (including Common Shares received in connection with the exercise of the Warrants) or Warrants as capital assets (that is, for investment purposes) and are eligible for benefits under the income tax convention between the U.S. and Canada signed on September 26, 1980, as amended, currently in force, which is referred to in this prospectus as the "Treaty". This summary is based upon current U.S. federal income tax law and the Treaty, as in effect on the date of this prospectus. Changes in the laws may alter the tax treatment of Common Shares and Warrants, possibly with retroactive effect.

    This summary is general in nature and does not address the effects of any state, local, foreign or other tax laws. In addition, it does not address all tax considerations that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances, nor does it apply to U.S. Holders having a special status, such as:

    - a person that owns, or is treated as owning, 10% or more of the Company's voting shares;

    - a dealer in securities or currencies;

    - a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

    - a bank, mutual fund, life insurance company or other financial institution;

    - a tax-exempt organization;

    - a person that holds Common Shares or Warrants as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

    - an S corporation or small business investment company;

    - a person whose functional currency for tax purposes is not the U.S. dollar; or

    - a person liable for alternative minimum tax.

    U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES AND WARRANTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

    For purposes of this discussion, a "U.S. Holder" means a beneficial owner of a Common Share or Warrant that is, for U.S. federal income tax purposes:

    - an individual citizen or resident of the United States;

    - a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any political subdivision thereof;

    - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

    - a trust (a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control.

    If a partnership holds Common Shares or Warrants, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Common Shares or Warrants should consult their tax advisors.

ALLOCATION OF PURCHASE PRICE BETWEEN THE COMMON SHARES AND THE WARRANTS


    For U.S. federal income tax purposes, an acquisition of a Unit will be treated as an acquisition of two components -- a Common Share and a Warrant to purchase Common Shares. The purchase price for each Unit will be allocated between those components in proportion to their respective fair market values at the time of purchase, and such allocation will establish a U.S. Holder's initial tax basis in the Common Share and the Warrant that comprise each Unit. The Company will report the fair market value of each Common Share as $12.76 and each one-half of a Warrant as $1.14. The Internal Revenue Service ("IRS"), however, is not bound by this allocation and, therefore, there can be no assurance that the IRS or a court will respect such allocation.

DISTRIBUTIONS

    Any dividends on Common Shares are expected to be declared and paid in US dollars. Subject to the discussion found under "-- Passive Foreign Investment Company" below, the gross amount of any distribution (other than in liquidation) generally will be treated as a foreign source dividend taxable as ordinary income to the extent paid out of the Company's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and generally will be "passive income" for U.S. foreign tax credit purposes. A distribution on the Common Shares made by the Company in excess of the Company's current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in such Common Shares and, to the extent in excess of adjusted basis, as capital gain. See "-- Sale or Other Disposition of Shares". Because the Company is not a U.S. corporation, no dividends-received deduction will be allowed with respect to dividends paid by the Company.

    As described above under "Canadian Federal Income Tax
Considerations -- Non-Residents of Canada -- Dividends on Common Shares", under the Treaty, Canada currently imposes withholding tax on distributions at a rate of 15%. U.S. Holders generally will have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous complex limitations and restrictions which must be determined and applied on an individual basis by each shareholder. Accordingly, U.S. Holders should consult their own tax advisors concerning these rules in light of their particular circumstances.

SALE OR OTHER DISPOSITION OF COMMON SHARES

    Subject to the discussion found under "Passive Foreign Investment Company" below, in general, if a U.S. Holder sells or otherwise disposes of Common Shares in a taxable disposition:

    - such U.S. Holder will recognize gain or loss equal to the difference (if any) between:

       - the U.S. dollar value of the amount realized on such sale or other taxable disposition; and

       - such U.S. Holder's adjusted tax basis in such Common Shares;

    - any gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder's holding period for the Common Shares is more than one year at the time of such sale or other taxable disposition;

    - any gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes;

    - additional preferential tax treatment may be available if such U.S. Holder disposes of Common Shares held for more than five years; and

    - such U.S. Holder's ability to deduct capital losses (if any) is subject to limitations.

    If a U.S. Holder is a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of Common Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such Common Shares, as determined on the settlement date of such sale or other taxable disposition.

    If a U.S. Holder is an accrual basis taxpayer, such U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of Common Shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Holder is an accrual basis taxpayer and does not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose, such U.S. Holder might have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of Common Shares and the date of payment. Any such currency gain or loss generally will be treated as U.S. source ordinary income or loss and would be in addition to gain or loss, if any, that such U.S. Holder recognizes on the sale or other taxable disposition of Common Shares.

PASSIVE FOREIGN INVESTMENT COMPANY

    U.S. Holders (who are not tax-exempt) would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if the Company is or were to become a passive foreign investment company for U.S. federal income tax purposes. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may be subject to change, the Company does not believe that it is, nor does it expect to become, a passive foreign investment company. Notwithstanding the foregoing, the Company urges U.S. Holders to consult their U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning the stock (or an option to acquire stock) of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

TAX TREATMENT OF THE WARRANTS

    EXERCISE OF WARRANTS

    No gain or loss will be recognized for U.S. federal income tax purposes by U.S. Holders of the Warrants on the exercise thereof in exchange for Common Shares (except if cash is received in lieu of the issuance of fractional Common Shares). A U.S. Holder's tax basis in the Common Shares received on exercise of Warrants will equal the sum of its tax basis in the Warrants (which in the case of an initial U.S. Holder, will equal the portion of the purchase price of the Unit allocated to the Warrant, as described above) plus the exercise price paid on the exercise thereof. The holding period of the Common Shares received on the exercise of the Warrants generally will not include the holding period of the Warrants.

    SALE OR EXCHANGE


    Subject to the discussion found under "Passive Foreign Investment Company" above and except as otherwise provided herein, the sale or exchange of a Warrant (including an exchange made pursuant to a U.S. Holder's right to have the Company redeem such Warrants) generally will result in the recognition of capital gain or loss to the U.S. Holder in an amount equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the Warrant. The adjusted tax basis in the Warrant generally will equal the portion of the issue price for the Unit properly allocable to the Warrant.


    EXPIRATION

    On the expiration of a Warrant, a U.S. Holder will recognize a loss equal to its adjusted tax basis in the Warrant. The loss generally will be a capital loss provided that the Common Shares issuable on exercise of the Warrants would have been capital assets if acquired by the U.S. Holder of Common Shares.

    ADJUSTMENT

    Adjustments to the number of Common Shares issuable on exercise of the Warrants or to the exercise price of the Warrants pursuant to the anti-dilution provisions for the Warrants, as more fully described under "Details of the Offering -- Warrants", may result in a taxable deemed distribution to the holders of Warrants pursuant to Section 305 of the Internal Revenue Code of 1986, as amended, if such change has the effect of increasing the holder's proportionate interest in the Company's earnings and profits or assets. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, if, for example, the adjustment were considered an adjustment to compensate for taxable cash or property distribution to other shareholders, a taxable deemed distribution could result.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Dividends on Common Shares and payments of the proceeds from a sale or other disposition of Common Shares or Warrants, paid within the U.S. or through certain U.S.-related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless a holder:

    - is a corporation or other exempt recipient; or

    - provides a taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

    Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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                            DETAILS OF THE OFFERING


    The offering consists of 12,000,000 Units, each Unit consisting of one Common Share and one-half of a Warrant. Each whole Warrant will entitle the holder to purchase one Common Share. The Common Shares and the Warrants comprising the Units will separate immediately on the closing of the offering.


COMMON SHARES

    For a description of the attributes of the Common Shares, see "Description of Share Capital -- Common Shares".

WARRANTS

    The following statements are subject to the detailed provisions of the Warrant Indenture referred to below.


    Each whole Warrant will entitle the holder to purchase one Common Share at a price of US$19.00, subject to adjustment as summarized below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on the date which is five years from the date of the closing of this offering, after which the Warrants will expire and be of no value. Under the Warrant Indenture, the Company will be entitled to purchase in the market, by invitation to tender, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.


    The exercise price for the Warrants is payable in US dollars. However, holders of Warrants may elect to pay the exercise price in Canadian dollars. In such an event, the Warrant exercise price payable shall be the Canadian dollar equivalent of the Warrant exercise price payable in US dollars as calculated using the Noon Buying Rate, or if such exchange rate is not quoted or published, such other exchange rate as may be reasonably determined by the Company, on the business day immediately preceding the relevant exercise date, rounded to the nearest tenth of a cent, and subject to confirmation by the Company within two business days.

    The Warrants will be issued in registered form under, and be governed by, an indenture to be dated as of the date of closing of this offering (the "Warrant Indenture") between the Company and Computershare Trust Company of Canada, as trustee (the "Trustee"). The principal office of the Trustee in Toronto and the principal office of an affiliate of the Trustee in the Borough of Manhattan, New York will be the locations at which Warrants may be surrendered for exercise or transfer. No service charge will be made for registration of transfer or exchange on surrender of any Warrant certificate. The Company may require payment of a sum sufficient to cover any taxes or governmental or other charges that may be imposed in connection with any registration or transfer or exchange of Warrant certificates.

    The Warrant Indenture will provide for adjustment in the number of Common Shares issuable on the exercise of the Warrants and/or the exercise price per Common Share on the occurrence of certain events, including:

    (a) the declaration of a dividend or making of a distribution on the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares;

    (b) the subdivision or change of the outstanding Common Shares into a greater number of Common Shares;

    (c) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares;

    (d) the fixing of a record date for the issuance of rights, options or warrants to all or substantially all of the holders of the Common Shares under which such holders are entitled, during a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at a conversion or exchange price per share) of less than 95% of the Current Market Price per Common Share on such record date;

    (e) the fixing of a record date for the payment, issue or distribution to all or substantially all of the holders of the Common Shares of a dividend, cash or assets (including evidences of the Company's indebtedness) or rights, options, warrants or other securities (including securities convertible into or exchangeable for Common Shares) and such payment, issue or distribution does not constitute a Dividend Paid in Ordinary Course or an event listed in (a) to (d) above; and


    (f) the purchase of Common Shares pursuant to an issuer bid or a tender offer or exchange offer made by the Company or any subsidiary thereof at a price greater than the Current Market Price per Common Share at the time such tender or exchange offer expires.



    The term "Current Market Price per Common Share" will be defined in the Warrant Indenture to mean, at any date, the US dollar average trading price per Common Share (calculated in accordance with the Warrant Indenture) for the 20 consecutive trading days commencing on the trading day immediately before such date on the NYSE or, if the Common Shares are not then listed on the NYSE then on such other U.S. stock exchange or Nasdaq on which the Common Shares are then listed or quoted as may be selected by the directors of the Company or, if the Common Shares are not then listed or quoted on any U.S. stock exchange or Nasdaq then on such other stock exchange on which the Common Shares are then listed as may be selected by the directors of the Company or, if the Common Shares are not then listed on a stock exchange, on the over-the-counter market; provided that, if there is no market for the Common Shares during all or part of the period during which the Current Market Price per Common Share thereof would otherwise be determined, the Current Market Price per Common Share shall in respect of all or such part of the period be determined by a nationally-recognized firm of chartered accountants appointed by the Company (who may be the Company's auditors), in each case appropriately adjusted to take into account the occurence during such 20 trading day period of certain events that would result in an adjustment of the Warrant exercise price.


    The term "Dividends Paid in Ordinary Course" will be defined in the Warrant Indenture to mean dividends on the Common Shares payable in cash in any fiscal year of the Company to the extent that such dividends in the aggregate do not exceed the greater of (i) 110% of the aggregate amount of dividends paid by the Company on its Common Shares in the 12 consecutive months ended immediately prior to the first day of the fiscal year, (ii) 25% of the consolidated net earnings of the Company under US GAAP before extraordinary items and after dividends paid on any and all preferred shares of the Company for the most recent year, and (iii) 10% of the shareholders' equity of the Company under US GAAP.

    The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable on the exercise of the Warrants and/or exercise price per security in the event of the following additional events:
(i) reorganization, reclassification or other change of the Common Shares into other securities; (ii) consolidation, amalgamation, arrangement or merger of the Company with or into another entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or
(iii) sale, conveyance or transfer of the Company's undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or property, including cash.

    No adjustment in the exercise price or the number of Common Shares purchasable on the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least one percent or the number of Common Shares purchasable on exercise by at least one one-hundredth of a share, provided however, that any such adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

    The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of any event that requires or may require an adjustment in any of the exercise rights pursuant to any of the Warrants at least ten days prior to the record date or effective date, as the case may be, of such event.

    No fractional Common Shares will be issuable on the exercise of any Warrants. To the extent that the holder of a Warrant would otherwise be entitled to purchase a fraction of a Common Share, the holder will receive a cash payment in lieu thereof based on the then Current Market Price per Common Share. Holders of Warrants will not have any voting rights or any other rights which a holder of Common Shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Holders of Warrants will have no pre-emptive rights to acquire securities of the Company.

    From time to time, the Company and the Trustee, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that, in the opinion of the Trustee, does not prejudice the rights of the Trustee or the holders of the Warrants. Any amendment or supplement to the Warrant Indenture that so prejudices the interests of the holders of the Warrants may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the then outstanding Warrants (at least 50% for any amendment that would increase the exercise price per security, decrease the number of securities issuable upon the exercise of Warrants or shorten the term of the Warrants), or such lesser percentage constituting a quorum for this purpose under the Warrant Indenture, and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants represented at the meeting and voted on the poll on such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants.


    The Company has filed a preliminary short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada and a registration statement on Form F-10 (the "Registration Statement") with the SEC, each relating to the offering by the Company from time to time during the next 25 months of up to $500 million of debt securities, Common Shares or warrants to purchase debt securities or Common Shares. The Registration Statement is not currently effective. It is a condition of the closing of this offering that a shelf registration statement be declared effective by the SEC and that the Company have filed with the SEC a prospectus supplement registering the offering of Common Shares issuable from time to time on the exercise of the Warrants. The Company has agreed to use its reasonable efforts to maintain the Registration Statement or another registration statement relating to these Common Shares effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding. The Company will covenant in the Warrant Indenture to use its best efforts to maintain the listing of the Warrants on the TSX, reasonable efforts to effect and maintain the quotation of the Warrants on Nasdaq and reasonable efforts to maintain the listing of the Common Shares issuable on the exercise of the Warrants on the TSX and the NYSE. No U.S. person or person holding Warrants for the account of a U.S. person will be permitted to exercise Warrants during any period prior to the expiration time of the Warrants when no such registration statement is effective. In lieu of the exercise right, during any such period U.S. persons will have the right to require the Company to redeem Warrants held by them for a redemption price equal to the difference between the Current Market Price per Common Share and the exercise price, multiplied by the number of Common Shares otherwise issuable on the exercise of the Warrants. If no such registration statement is effective, the Company will notify the holders of Warrants in the United States in accordance with the provisions of the Warrant Indenture. In such event, the Warrants would cease to be quoted on Nasdaq but would continue to be listed and traded on the TSX.

                              PLAN OF DISTRIBUTION


    Pursuant to an agreement dated October 31, 2002 (the "Underwriting Agreement") between the Company and each of the Underwriters named below, the Company has agreed to sell and the Underwriters severally have agreed to purchase from the Company, the number of Units listed opposite their names below:



                                                                    NUMBER
                                                                   OF UNITS
    UNDERWRITER                                                    --------
    Merrill Lynch Canada Inc....................................   3,300,000
    TD Securities Inc...........................................   3,300,000
    Scotia Capital Inc..........................................   1,500,000
    Yorkton Securities Inc......................................   1,500,000
    CIBC World Markets Inc......................................     720,000
    Salomon Smith Barney Canada Inc.............................     720,000
    Dundee Securities Corporation...............................     480,000
    Sprott Securities Inc.......................................     480,000
                                                                  ----------
          Total.................................................  12,000,000
                                                                  ==========



    The offering price of the Units was determined by negotiation between the Company and the Underwriters. The public offering price for Units offered in the United States is payable in US dollars, and the public offering price for Units offered in Canada is payable in Canadian dollars. The US dollar amount is the equivalent of the Canadian price of the Units being offered hereby based on the Noon Buying Rate on October 30, 2002. The expenses of the offering, not including the underwriting commission, are estimated to be C$1.4 million
($0.9 million, based on the Noon Buying Rate on October 30, 2002) and are payable by the Company. In consideration of their services in connection with the offering, the Company has agreed to pay the Underwriters a commission of 4% of the gross proceeds of the offering. In the Underwriting Agreement, each of the Underwriters has severally agreed, subject to the terms and conditions set forth therein, to purchase all of the Units offered hereby if any of such Units are purchased. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the occurrence of certain stated events, including the occurrence of a material adverse change in the state of the financial markets. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.



    The Underwriters may also purchase up to 1,800,000 Units from the Company at the public offering price at any time up to 30 days after the date of the prospectus. The Underwriters may exercise this option solely to cover over-allotments, if any. This prospectus also qualifies the grant of the over-allotment option and the issuance of the Common Shares and Warrants comprising the Units issuable on exercise of the over-allotment option. If the Underwriters exercise the option in full, the total underwriting commission will be C$12,028,080 ($7,672,800, based on the US dollar offering price of $13.90 per Unit), and the net proceeds to the Company, before expenses, will be C$288,673,920 ($184,147,200, based on the US dollar offering price of $13.90 per Unit).


    This offering is being made concurrently in all provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. The Units will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. Subject to applicable law, the Underwriters may offer the Units outside Canada and the United States.

    It is a condition of closing that a shelf registration statement be declared effective by the SEC and that the Company have filed with the SEC a prospectus supplement registering the offering of Common Shares issuable from time to time on the exercise of the Warrants. See "Details of the Offering -- Warrants".

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters on behalf of the Company by

Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and by Troutman Sanders LLP, McLean, Virginia and on behalf of the Underwriters by Lang Michener, Toronto, Ontario and Shearman & Sterling, Toronto, Ontario and New York, New York.


    Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing will be held on November 14, 2002, or such other date as may be agreed on by the Company and the Underwriters, but, in any event, not later than November 27, 2002. Certificates representing the Common Shares and the Warrants comprising the Units in definitive form will be available for delivery at closing.


    Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares or Warrants. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made to and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares or Warrants at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.


    Subject to the foregoing, in order to facilitate this offering, the Underwriters may purchase and sell Common Shares and Warrants in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of securities than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of such securities while this offering is in progress. The Underwriters also may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if Units previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Shares or the Warrants. As a result, the price of the Common Shares or the Warrants may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, the TSX, Nasdaq or otherwise. On October 31, 2002 and November 1, 2002, the Underwriters purchased an aggregate of 363,000 Common Shares at prices that ranged from $12.00 to $12.25 per Common Share.



    Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8), which requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the offering and performed its usual standard of due diligence with respect thereto. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as, and assume the responsibility for acting as, qualified independent underwriter with respect to the offering, and the public offering price of the Units is no higher than that recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.


    The Company and its officers and directors have agreed not to issue, sell or otherwise dispose of any Common Shares (other than in this offering) or securities convertible into or exchangeable or exercisable for such common shares, or publicly announce an intention to do so, without the prior written consent of the Underwriters, for a period of 90 days after the date of the prospectus. The restrictions in the foregoing sentence shall not apply to
(i) any Common Shares issuable on exercise of the Warrants, (ii) any Common Shares issued or options to purchase Common Shares granted pursuant to existing employee plans of the Company referred to herein, (iii) any Common Shares issued in connection with the rights described under "Description of Share
Capital -- Shareholder Rights Plan", (iv) any Common Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan, (v) any Common Shares issuable on the conversion of any of the

Convertible Debentures, (vi) any Common Shares issued in connection with "flow through financing" by the Company in an amount up to C$4 million, or (vii) any securities issuable after 30 days after the date of this prospectus pursuant to an acquisition, merger, consolidation or amalgamation transaction involving the Company.

              RELATIONSHIP BETWEEN ISSUER AND CERTAIN UNDERWRITERS


    Each of TD Securities, Scotia Capital Inc. and CIBC World Markets Inc. is a wholly-owned subsidiary of a bank that is a lender under the Company's revolving bank credit facility in the maximum aggregate amount of $125 million. As of November 5, 2002, the Company had approximately $30 million outstanding under such credit facility. Consequently the Company may be considered a connected issuer of each of TD Securities Inc., Scotia Capital Inc. and CIBC World
Markets Inc. for the purpose of securities legislation in certain Canadian provinces. See "Use of Proceeds" and "Plan of Distribution". The Company is in compliance with the terms of this credit facility. Indebtedness under the Company's revolving bank credit facility is secured by a charge on substantially all of the property relating to the LaRonde Mine and the El Coco Property. The decision to distribute the Units, including the determination of the terms of this offering will be made through negotiations between the Company and the Underwriters. The lenders have not had any involvement in such decision or determination. As a consequence of this offering, TD Securities Inc., Scotia Capital Inc. and CIBC World Markets Inc. will each receive their share of the Underwriters' fee. The Company's annual mine plan is subject to the approval of the lenders. The proceeds of this offering will be applied to temporarily reduce the Company's indebtedness under the Company's revolving bank credit facility. See "Use of Proceeds".


                                 LEGAL MATTERS

    Certain legal matters relating to this offering will be passed upon on behalf of the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and by Troutman Sanders LLP, McLean, Virginia and on behalf of the Underwriters by Lang Michener, Toronto, Ontario and Shearman & Sterling, Toronto, Ontario and New York, New York. At the date hereof, partners and associates of each of Davies Ward Phillips & Vineberg LLP, Troutman Sanders LLP and Lang Michener own beneficially, directly or indirectly, less than 1% of the Common Shares.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

    The auditors of the Company are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, P.O. Box 251, Toronto, Ontario M5K 1J7. The audited consolidated financial statements of the Company as at December 31, 2001 and 2000 and for each of the three-year period ended December 31, 2001 have been audited by Ernst Young and are incorporated by reference herein in reliance on the authority of said firm as experts in auditing and accounting.

    The registrar and transfer agent for the Common Shares and Warrants is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of this prospectus:

    (a) the Company's Annual Information Form dated April 24, 2002 consisting of the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001;

    (b) the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 together with the auditors' report thereon;

    (c) management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2001;

    (d) the Management Information Circular dated April 24, 2002, prepared in connection with the Company's annual meeting of shareholders on June 21, 2002 (excluding the sections entitled "Composition of Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices");

    (e) the information set forth under the caption "Summarized Quarterly Data" on pages 40 and 41 of the Company's annual report for the year ended December 31, 2001;

    (f) management's discussion and analysis of results of operations and liquidity and capital resources of the Company for the nine months ended September 30, 2002 and unaudited consolidated financial statements of the Company as at and for the nine months ended September 30, 2002;

    (g) the material change report dated February 22, 2002 filed by the Company in respect of the redemption of the convertible notes due 2004; and

    (h) the material change report dated May 22, 2002 filed by the Company in respect of the forgiveness of certain intercompany debt owed to the Company by Sudbury Contact.

    All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada, subsequent to the date of this prospectus and prior to the termination of the distribution under this prospectus shall be deemed to be incorporated by reference in this prospectus.

    ANY STATEMENT CONTAINED HEREIN OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS INCORPORATED OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED TO CONSTITUTE A PART OF THIS PROSPECTUS.

    INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7, (Telephone
(416) 947-1212). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Agnico-Eagle Mines Limited at the above-mentioned address and telephone number.

                             AVAILABLE INFORMATION

    The Company has filed with the SEC a registration statement on Form F-10, together with all amendments and supplements thereto, under the United States Securities Act of 1933, as amended, with respect to the Common Shares and Warrants offered hereby. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company, and the Common Shares and Warrants offered in this prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

                  ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

    The Company is an Ontario corporation with its principal place of business in Canada. All of its directors and officers and certain experts named in this prospectus are residents of Canada and all or a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or blue sky laws.


             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT



    The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of Marc Legault; Underwriting Agreement; form of Warrant Indenture and the powers of attorney.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                          12,000,000 COMMON SHARES AND



                       6,000,000 SHARE PURCHASE WARRANTS


                                     [LOGO]

                           AGNICO-EAGLE MINES LIMITED

                                     UNITS

                                ---------------

                              P R O S P E C T U S

                              -------------------

                              MERRILL LYNCH & CO.
                                 TD SECURITIES

                           SCOTIA CAPITAL (USA) INC.


                              YORKTON CAPITAL INC.


                               CIBC WORLD MARKETS


                              SALOMON SMITH BARNEY


                               DUNDEE SECURITIES


                               SPROTT SECURITIES



                                NOVEMBER 6, 2002


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                  INFORMATION NOT REQUIRED TO BE DELIVERED TO
                             OFFEREES OR PURCHASERS


Indemnification.

    Under the BUSINESS CORPORATIONS ACT (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or body corporate and provided that the director or officer acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled the conditions set forth above.

    In accordance with the BUSINESS CORPORATIONS ACT (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds in believing that his conduct was lawful.

    A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the By-Laws and the BUSINESS CORPORATIONS ACT (Ontario).

    Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy in the United States as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    EXHIBITS


    The following exhibits are filed as part of the registration statement:


     EXHIBIT NO.        DESCRIPTION
---------------------   -----------
         3.1            Underwriting Agreement.

         4.1            Annual Information Form dated April 24, 2002 consisting of the Registrant's Annual Report on Form 20-F under the United
                        States Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001, incorporated by reference to the
                        Registrant's Annual Report on Form 20-F filed May 13, 2002.

         4.2            Audited comparative consolidated financial statements of the
                        Registrant, including the notes thereto, as at December 31,
                        2001 and 2000 and for each of the years in the three year
                        period ended December 31, 2001, together with the auditors'
                        report thereon and management's discussion and analysis of financial condition and results of operations of the
                        Registrant for such periods, incorporated by reference to
                        the Registrant's Annual Report on Form 20-F filed May 13,
                        2002.

         4.3            Management Information Circular dated April 24, 2002
                        (excluding the sections entitled "Composition of
                        Compensation Committee", "Report on Executive Compensation",
                        "Performance Graph", and "Statement of Corporate Governance
                        Practices"), incorporated by reference to the Registrant's
                        Annual Report on Form 20-F filed May 13, 2002.

         4.4            Management's discussion and analysis of results of
                        operations and liquidity and capital resources of the
                        Registrant for the nine months ended September 30, 2002 and unaudited consolidated financial statements of the
                        Registrant as at September 30, 2002 and for the nine months ended September 30, 2002, incorporated by reference to the
                        Registrant's Form 6-K filed October 24, 2002.

         4.5            The information set forth under the caption "Summarized
                        Quarterly Data", at pages 40 and 41 of the Registrant's
                        2001 Annual Report, incorporated by reference to the
                        Registrant's Annual Report on Form 20-F filed May 13, 2002.

         4.6            Material change report dated February 22, 2002 filed by the
                        Registrant in respect of the redemption by the Registrant of the Registrant's convertible notes due 2004, incorporated by reference to the Registrant's Registration Statement on
                        Form F-10/A (File No. 333-85192) filed on April 11, 2002.

         4.7            Material change report dated May 22, 2002 filed by the
                        Registrant in respect of the forgiveness of certain
                        intercompany debt owed to the Registrant by Sudbury Contact
                        Mines Limited, incorporated by reference to the Registrant's
                        Form 6-K filed on November 5, 2002.

         5.1            Consent of Ernst & Young LLP, Independent Chartered
                        Accountants.*

         5.2            Consent of Marc Legault.*

         6.1            Power of Attorney, included as part of Signatures.*

         7.1            Form of Warrant Indenture.


------------

* Previously filed.

                                    PART III
                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


ITEM 1.  UNDERTAKING

    The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS.

    Concurrently with the filing of the initial Registration Statement on Form F-10, the Registrant previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                     III-1

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on November 6, 2002.

                                                AGNICO-EAGLE MINES LIMITED

                                                By                  */s/ SEAN BOYD
                                                    ---------------------------------------------
                                                                      Sean Boyd,
                                                                      PRESIDENT

    Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                      DATE
                      ---------                                     -----                      ----
                                                       President and Chief Executive
                   */s/ SEAN BOYD                      Officer and a Director of the
     -------------------------------------------       Corporation (Principal Executive  November 6, 2002
                      Sean Boyd                        Officer)

                                                       Vice President, Finance and
                 */s/ DAVID GAROFALO                   Chief Financial Officer and a
     -------------------------------------------       Director of the Corporation       November 6, 2002
                   David Garofalo                      (Principal Financing and
                                                       Accounting Officer)

              */s/ DOUGLAS R. BEAUMONT
     -------------------------------------------       Director                          November 6, 2002
            Douglas R. Beaumont, P. Eng.

                */s/ JOHN T. CLEMENT
     -------------------------------------------       Director                          November 6, 2002
                John T. Clement, Q.C.

                  */s/ IRVING DOBBS
     -------------------------------------------       Director                          November 6, 2002
                    Irving Dobbs

                 */s/ DR. ALAN GREEN
     -------------------------------------------       Director                          November 6, 2002
                   Dr. Alan Green

              */s/ WENCEL A. HUBACHECK
     -------------------------------------------       Director                          November 6, 2002
            Wencel A. Hubacheck, P. Eng.

                                     III-2

                      SIGNATURE                                     TITLE                      DATE
                      ---------                                     -----                      ----
     -------------------------------------------       Director
                 Bernard Kraft, C.A.

                 */s/ JAMES D. NASSO
     -------------------------------------------       Chairman                          November 6, 2002
                   James D. Nasso

     -------------------------------------------       Director
                   Ernest Sheriff

                /s/ DAVID J. LEVENSON
     -------------------------------------------       Authorized United States          November 6, 2002
                  David J. Levenson                    Representative

    * Pursuant to powers of attorney executed by the persons named above whose names are preceded by an asterisk, David J. Levenson, as attorney-in-fact, does hereby sign this Amendment to the Registration Statement on behalf of each such person, in each case in the capacity indicated, on the date indicated.

                /s/ DAVID J. LEVENSON
     -------------------------------------------
                 David J. Levenson,
                  ATTORNEY-IN-FACT

                                     III-3

                                 EXHIBIT INDEX



                                                                                        PAGE
     EXHIBIT NO.        DESCRIPTION                                                    NUMBER
---------------------   -----------                                                   --------
         3.1            Underwriting Agreement.

         4.1            Annual Information Form dated April 24, 2002 consisting of the Registrant's Annual Report on Form 20-F under the United
                        States Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001, incorporated by reference to the
                        Registrant's Annual Report on Form 20-F filed May 13, 2002.

         4.2            Audited comparative consolidated financial statements of the
                        Registrant, including the notes thereto, as at December 31,
                        2001 and 2000 and for each of the years in the three year
                        period ended December 31, 2001, together with the auditors'
                        report thereon and management's discussion and analysis of financial condition and results of operations of the
                        Registrant for such periods, incorporated by reference to
                        the Registrant's Annual Report on Form 20-F filed May 13,
                        2002.

         4.3            Management Information Circular dated April 24, 2002
                        (excluding the sections entitled "Composition of
                        Compensation Committee", "Report on Executive Compensation",
                        "Performance Graph", and "Statement of Corporate Governance
                        Practices"), incorporated by reference to the Registrant's
                        Annual Report on Form 20-F filed May 13, 2002.

         4.4            Management's discussion and analysis of results of
                        operations and liquidity and capital resources of the
                        Registrant for the nine months ended September 30, 2002 and unaudited consolidated financial statements of the
                        Registrant as at September 30, 2002 and for the nine months ended September 30, 2002, incorporated by reference to the
                        Registrant's Form 6-K filed October 24, 2002.

         4.5            The information set forth under the caption "Summarized
                        Quarterly Data", at pages 40 and 41 of the Registrant's
                        2001 Annual Report, incorporated by reference to the
                        Registrant's Annual Report on Form 20-F filed May 13, 2002.

         4.6            Material change report dated February 22, 2002 filed by the
                        Registrant in respect of the redemption by the Registrant of the Registrant's convertible notes due 2004, incorporated by reference to the Registrant's Registration Statement on
                        Form F-10/A (File No. 333-85192) filed on April 11, 2002.

         4.7            Material change report dated May 22, 2002 filed by the
                        Registrant in respect of the forgiveness of certain
                        intercompany debt owed to the Registrant by Sudbury Contact
                        Mines Limited, incorporated by reference to the Registrant's
                        Form 6-K filed on November 5, 2002.

         5.1            Consent of Ernst & Young LLP, Independent Chartered
                        Accountants.*

         5.2            Consent of Marc Legault.*

         6.1            Power of Attorney, included as part of Signatures.*

         7.1            Form of Warrant Indenture.


------------

* Previously filed.